SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 9, 2019

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MorphoSys AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Marc
Last name(s):	Cluzel

2. Reason for the notification

a) Position / status

Position:	Member of the administrative or supervisory body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

MorphoSys AG

b) LEI

529900493806K77LRE72

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006632003

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
91.31 EUR	22827.53 EUR

d) Aggregated information

Price	Aggregated volume
91.31 EUR	22827.53 EUR

e) Date of the transaction

2019-07-05; UTC+2

f) Place of the transaction

Name:	XETRA
MIC:	XETR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: July 9, 2019	By:	/s/ Dr. Sarah Fakih
		Name:	Dr. Sarah Fakih
		Title:	Vice President | Head of Corporate Communications & IR

	By:	/s/ Nicola Thomas
		Name:	Nicola Thomas
		Title:	Specialist Corporate Communications and Investor Relations